UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 1)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

ARIAD Pharmaceuticals, Inc.

(Name of Subject Company)

ARIAD Pharmaceuticals, Inc.

(Name of Person Filing Statement)

Common Stock, $.001 par value per share

(Title of Class of Securities)

04033A100

(CUSIP Number of Class of Securities)

Paris Panayiotopoulos

President and Chief Executive Officer

ARIAD Pharmaceuticals, Inc.

125 Binney Street

Cambridge, Massachusetts 02142

(617) 494-0400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Manmeet S. Soni Executive Vice President, Chief Financial Officer and Treasurer ARIAD Pharmaceuticals, Inc. 125 Binney Street Cambridge, Massachusetts 02142 (617) 494-0400	Scott A. Barshay Jeffrey D. Marell Brian C. Lavin Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019-6064 (212) 373-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of the Amendment.

This Amendment No. 1 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of ARIAD Pharmaceuticals, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on January 19, 2017 (the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Kiku Merger Co., Inc., a Delaware corporation (“Purchaser”) and an indirect wholly-owned subsidiary of Takeda Pharmaceutical Company Limited, a corporation organized under the laws of Japan (“Takeda” or “Parent”), to purchase, subject to certain conditions, including the satisfaction of the Minimum Tender Condition (as defined in the Schedule 14D-9), any and all of the outstanding shares (“Shares”) of common stock, par value $0.001 per share (“Common Stock”) of the Company at a purchase price of $24.00 per Share in cash, net of applicable withholding taxes and without interest (the “Offer Price”) upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 19, 2017 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and together with the Offer to Purchase, the “Offer”). Purchaser and Takeda filed a Tender Offer Statement on Schedule TO (containing the Offer to Purchase, the Letter of transmittal and other documents relating to the tender offer) with the SEC on January 19, 2017.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following thereto:

(a)(13)	Frequently Asked Questions for use by Employees of ARIAD Pharmaceuticals, Inc., dated January 23, 2017 (filed herewith)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment to Schedule 14D-9 is true, complete and correct.

ARIAD PHARMACEUTICALS, INC.

By:	/s/ Manmeet S. Soni
Name:	Manmeet S. Soni
Title:	Chief Financial Officer

Dated: January 23, 2017

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